                                                                    Exhibit 20.1

                INTERAMERICAS COMMUNICATIONS CORP. COMPLETES ITS
             ACQUISITION OF IUSATEL LONG DISTANCE CARRIER IN CHILE


MIAMI--December 19, 1997 - InterAmericas Communications Corporation (ICCA-Nasdaq Small Cap), a Miami based provider of telecommunications services in Latin America, announced today that it had completed its acquisition of 100% of the issued and outstanding stock of Iusatel S.A. (Iusatel) for $5.9 million. Iusatel currently provides national and international long distance services in Chile through its international gateway switch and satellite earth station as well as through interconnection with other Chilean long distance carriers.

Iusatel is expected to report $9.8 million of revenues for 1997, representing a 21% growth from 1996. ICCA agreed to pay up to $850,000 in additional purchase price if Iusatel achieves revenues and net income of approximately $19.5 million and $1.9 million, respectively, for the twelve months ending December 31, 1998.

"Iusatael's long distance services and established customer base are an excellent addition to our Chilean operations", commented Patricio Northland, ICCA's Chairman of the Board. "This transaction reinforces our corporate strategy of enhancing shareholder value through the acquisition of attractive telecommunication providers in Chile, Peru and other Latin American countries."

"Being a very efficient and low cost provider of long distance services in Chile, we believe that Iusatel will provide an excellent platform for ICCA to further build its presence in Chile," said Doug Geib, Chief Financial Officer.

InterAmericas Communications is a new provider of high bandwidth integrated telecommunications services to high volume users through state-of-the-art fiber optic networks in Santiago, Chile and Lima, Peru. ICCA provides services through its 120 kilometer fiber optic network in Santiago, Chile as well as its 90 kilometer fiber optic network in Lima, Peru. The Company expects to expand its Peruvian fiber optic network to 230 kilometers by the end of 1998. ICCA continues to access opportunities to access opportunities for the acquisition of additional businesses and concessions that will enable it to rapidly expand its Latin American network.